Exhibit 99.3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

KE Holdings Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2423)

INTERIM RESULTS ANNOUNCEMENT FOR
THE SIX MONTHS ENDED JUNE 30, 2023
AND
DECLARATION OF SPECIAL CASH DIVIDEND

KE Holdings Inc. (“Beike” or the “Company”) (NYSE: BEKE and HKEX: 2423), a leading integrated online and offline platform for housing transactions and services, today announced its unaudited financial results for the six months ended June 30, 2023 (the “Reporting Period”), which have been prepared in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”), which are different from the International Financial Reporting Standards.

In this announcement, “we,” “us,” and “our” refer to the Company and where the context otherwise requires, the Group (as defined under the “General Information” section).

OPERATIONAL AND FINANCIAL HIGHLIGHTS FOR THE SIX MONTHS ENDED JUNE 30, 2023

•	Gross transaction value (GTV)[1] was RMB1,752.1 billion for the six months ended June 30, 2023, representing an increase of 43.0% from RMB1,225.5 billion in the same period of 2022. GTV of existing home transactions was RMB1,120.8 billion for the six months ended June 30, 2023, representing an increase of 46.0% from RMB767.6 billion in the same period of 2022. GTV of new home transactions was RMB572.9 billion for the six months ended June 30, 2023, representing an increase of 37.9% from RMB415.4 billion in the same period of 2022. GTV of home renovation and furnishing was RMB6.1 billion, compared to RMB1.5 billion in the same period of 2022. GTV of emerging and other services was RMB52.3 billion for the six months ended June 30, 2023, representing an increase of 27.7% from RMB41.0 billion in the same period of 2022.

•	Net revenues were RMB39.8 billion for the six months ended June 30, 2023, representing an increase of 51.0% from RMB26.3 billion in the same period of 2022.

1	GTV for a given period is calculated as the total value of all transactions which the Company facilitated on the Company’s platform and evidenced by signed contracts as of the end of the period, including the value of the existing home transactions, new home transactions, home renovation and furnishing and emerging and other services, and including transactions that are contracted but pending closing at the end of the relevant period. For the avoidance of doubt, for transactions that failed to close afterwards, the corresponding GTV represented by these transactions will be deducted accordingly.

•	Net income was RMB4,049 million for the six months ended June 30, 2023, compared to net loss of RMB2,485 million in the same period of 2022. Adjusted net income[2] was RMB5,925 million for the six months ended June 30, 2023, compared to adjusted net loss of RMB592 million in the same period of 2022.

•	Number of stores was 43,000 as of June 30, 2023, stable as compared with 42,831 as of June 30, 2022. Number of active stores[3] was 41,076 as of June 30, 2023, relatively flat as compared with 41,118 as of June 30, 2022.

•	Number of agents was 435,813 as of June 30, 2023, a 5.0% increase from 414,915 as of June 30, 2022. Number of active agents[4] was 409,054 as of June 30, 2023, a 7.6% increase from 380,284 as of June 30, 2022.

•	Mobile monthly active users (MAU)[5] averaged 48.0 million for the three months ended June 30, 2023, compared to 43.0 million for the three months ended June 30, 2022.

2	Adjusted net income (loss) is a non-GAAP financial measure, which is defined as net income (loss), excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, (iii) changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration, (iv) impairment of goodwill, intangible assets and other long-lived assets, (v) impairment of investments, and (vi) tax effects of the above non-GAAP adjustments. Please refer to the section titled “Unaudited reconciliation of GAAP and non-GAAP results” for details.

3	Based on our accumulated operational experience, we have introduced the number of active agents and active stores on our platform which can better reflect the operational activeness of stores and agents on our platform.

“Active stores” as of a given date is defined as stores on our platform excluding the stores which (i) have not facilitated any housing transaction during the preceding 60 days, (ii) do not have any agent who has engaged in any critical steps in housing transactions (including but not limited to introducing new properties, attracting new customers and conducting property showings) during the preceding seven days, or (iii) have not been visited by any agent during the preceding 14 days.

4	“Active agents” as of a given date is defined as agents on our platform excluding the agents who (i) delivered notice to leave but have not yet completed the exit procedures, (ii) have not engaged in any critical steps in housing transactions (including but not limited to introducing new properties, attracting new customers and conducting property showings) during the preceding 30 days, or (iii) have not participated in facilitating any housing transaction during the preceding three months.

5	“Mobile monthly active users” or “mobile MAU” are to the sum of (i) the number of accounts that have accessed our platform through our Beike or Lianjia mobile app (with duplication eliminated) at least once during a month, and (ii) the number of Weixin users that have accessed our platform through our Weixin mini programs at least once during a month. Average mobile MAU for any period is calculated by dividing (i) the sum of the Company’s mobile MAUs for each month of such period, by (ii) the number of months in such period.

BUSINESS REVIEW AND OUTLOOK

Business Review for the Reporting Period

Our performance has meaningfully rebounded during the Reporting Period alongside the notable recovery of China’s real estate market. Moreover, our initiatives during the market correction period to empower service providers and enhance retention, drive effective cost reductions and improve efficiency, and facilitate the rapid growth of our emerging businesses have positioned us to capitalize on the opportunities afforded by the market recovery and achieved outperformance. In our home transaction services business, we’ve continued to expand the scale of our agent cooperation network, optimizing our ecosystem, refining operations on the platform to a deeper level, and fostering advancements within our Lianjia business. The combination of these efforts resulted in organic growth of the business segment, which also allowed us to better meet consumer demand and improve the productivity and income for service providers. In the wider residential services industry, we also helped our service providers extend their capabilities. Our home renovation and furnishing services took off quickly, driven by our persistent investment in transforming the industry competition mechanisms, and building capabilities in customer acquisition and conversion, delivery, data-driven approaches, products and supply chain management. As a result, we achieved breakthroughs in the quality, scale and economic performance of our home renovation and furnishing services. We established positive operating cycles in cities where we hold a leading presence and are gradually replicating this success in other cities. Our rental property management services also witnessed solid development in scale and operational efficiency.

Existing home transaction services

As the real estate market transitions from a seller dominance to a more balanced supply-demand scenario, the demand for home upgrade is gaining increasing prominence. Our primary objective is to enhance our support for service providers in effectively meeting the evolving consumer needs within this new structure.

We continued to expand and solidify our store and agent network. We supported and retained high-quality service providers during the market downturn, which has enabled us to rebound during the market recovery alongside them. During the Reporting Period we further increased the network scale of high-quality stores, empowering them with effective operational management and adept agent recruitment, while advancing the large-store model. We also continued to promote the professional development of store owners and agents, aiding them in becoming experts in community and housing related services. This concerted effort ensures that our customers receive professional, quality, tailored and diversified housing related services. Consequently, the number of stores and agents on our platform has stabilized in the first half of this year, ending the streak of consecutive quarters of decline. In the second quarter, the average number of agents per Lianjia store reached 18.1, rising 16% year-on-year, while the average number of agents in each connected store rose to 8.7, up by 7% year-on-year.

Our business operation strategy has also evolved towards refined operations. We heightened the efficiency around three fundamental elements: homes, customers, and agents. We refined the “store-to-property” system to enhance the service providers’ home listing maintenance capabilities. We upgraded the distribution mechanism for online business leads, ensuring fairness and efficiency in agents’ customer acquisition efforts. Leveraging the digital tools, we optimized the circulation of home listings among agents and the precision of home-customer matchmaking, substantially bolstering the efficiency of housing sell-through.

We persisted in advancing business conduct governance and have established systematic and digitalized monitoring capabilities. We proactively identify and diagnose risks, provide positive guidance, and establish rule-based safeguards. On this basis, we have realized an integrated online and offline governance mechanism in the first half of this year that is self-inspected by platform participants, supplemented by platform supervision, which further reduced the risk of violations, improved the sense of security of agents, and promoted cooperation and business growth.

New home transaction services

During the Reporting Period, our new home business achieved a performance that greatly outperformed the industry, which is based on robust operational health and commission collection management. Our accounts receivable turnover days for new home transaction services was at only 52 days in the second quarter of 2023, shortened by 7 days from the first quarter of 2023 and 56 days from same period in 2022.

We have established a safer working environment for consumers, service providers and real estate developers. We promoted the “Commission in Advance” model, which requires prepayment by real estate developers, instilling agents with more sense of security and accelerating sell-through for real estate developers. In the second quarter of 2023, “Commission in Advance” accounted for 53% of our total commission, a notable increase from the same period in 2022. Projects with “Commission in Advance” have higher sales efficiency than those without such model, and the increase in the proportion of this model positively correlates with our revenue increase, a testament to the win-win situation for all parties involved.

We are steadfast in our pursuit of better collaborations with upstream real estate developers. Our implementation of “focus on key projects” approach in various cities has continuously strengthened the customer identification and business opportunity conversion capabilities and led to improved sales efficiency. In the first half of this year, we further refined the online business opportunity distribution mechanism, covering more than 100 cities. We have extended our tiered-store management model to new home sales’ external channels to further empower effective resource allocation. We bolstered our cooperation with high-quality real estate developers, and in the second quarter of this year, the proportion of revenues from state-owned developers has increased to 46.8%. This also demonstrates our ability to deliver top-tier services and achieve high sell-through efficiency.

We are firmly committed to business conduct governance. We promoted real estate developers and all sales channels to jointly abide by the Sunshine Promise to advance the industry-wide compliance. As of the end of June, more than 5,000 cooperative real estate projects have been covered by the Sunshine Promise.

Home renovation and furnishing services

Guided by a number of government policies that promote the development of the home renovation and furnishing industry, home furnishing consumption has welcomed a broader realm of growth opportunities, presenting us with significant development prospects. In the first half of the year, our home renovation and furnishing services underwent rapid growth, and our unwavering commitment to building long-term capabilities in this segment has begun to bear fruit.

We have built a virtuous operating cycle in leading cities. Thanks to our dedication to refining product offerings, enhancing SKU (Stock Keeping Unit) variety, optimizing the supply chain, iterating the end-to-end delivery system, and finely managing service providers along with elevating service quality over the past few years, and boosted by traffic referrals from our home transactions services, we now possess the capability in our Beijing operations to simultaneously start and complete home constructions on a large scale. Our profitability in Beijing continued to improve and has broken through the industrial bottleneck. The verified business model in Beijing provides the foundation for our rapid replication in additional cities. We will enact the leading model in other cities, which will gradually make more contributions to our revenue as we expand.

Furthermore, we are resolutely committed to building our capabilities over the long term. On the service supply side, we leveraged digital capabilities to continuously optimize mechanisms that facilitate cooperation between home renovation service providers, order dispatching, resource allocation, management, training and incentives. By providing a fair, motivating and respectful work environment, we attract more top-notch service providers in the industry, which elevates our customer service quality. On the product side, we refined suitable products based on consumer demand, offering a more comprehensive selection of primary and auxiliary material categories. We also continued to strengthen our supply chain capabilities based on digitalized management system, while effectively controlling warehousing, deliveries, installation and other processes, thereby enhancing delivery certainty and improving fulfillment capabilities and quality.

Rental property management services

During the Reporting Period, while actively and prudently expanding the scale of our rental property management services, we continuously strengthened multiple aspects of our foundational capabilities to enhance our asset management efficiency and improve service quality.

As of June 30, 2023, the number of rental units under the Carefree Rent model, our decentralized rental property management services, reached over 120,000, with the occupancy rate further improved by 1.1 percentage points from the end of the first quarter, to reach 94.5%.

Through consistent improvement in our pricing and rent-through capabilities, we offer property owners hassle-free leasing services and reliable asset management services. We are also devoted to standardizing our services and fulfillment processes to provide tenants with an increasingly high quality and diverse rental experience.

Business Outlook

China’s real estate market is undergoing a rapid transformation from a seller’s market to a more balanced state of supply and demand, and consumer demand is upgrading from “home purchase” to “better living”. We will help consumers’ joyful living by providing higher quality products and services that are centered around user needs in a broader residential sector. We will also facilitate service providers’ career fulfillments, further empowering them to become bridges to better living within communities, and assisting them in achieving their professional development, in order to meet the demands of residential consumers for a better living experience. The resulting quality premium will drive growth opportunities of our business and support the sustainable and healthy development of the broader industry. We are in the foothills of the next mountain on our quest to advance our mission of “Admirable Service, Joyful Living,” and we look forward to the exciting journey ahead.

MANAGEMENT DISCUSSION AND ANALYSIS

Net Revenues

Net revenues increased by 51.0% to RMB39.8 billion for the six months ended June 30, 2023, compared to RMB26.3 billion in the same period of 2022. The increase was primarily attributable to the growth in total GTV. Total GTV was RMB1,752.1 billion for the six months ended June 30, 2023, representing a 43.0% increase compared to RMB1,225.5 billion in the same period of 2022 primarily attributable to the recovery of the housing-related market due to the ease of COVID-19 containment restrictions and the release of pent-up demand, and our continuously improving operational capabilities which helped us capitalize on market recovery tailwinds, as well as the expansion of the Company’s home renovation and furnishing business.

•	Net revenues from existing home transaction services increased by 33.5% to RMB15.6 billion for the six months ended June 30, 2023, compared to RMB11.7 billion in the same period of 2022, primarily due to a 46.0% increase in GTV of existing home transactions to RMB1,120.8 billion for the six months ended June 30, 2023, from RMB767.6 billion in the same period of 2022.

Among that, (i) commission revenue increased by 27.6% to RMB12.9 billion for the six months ended June 30, 2023, from RMB10.1 billion in the same period of 2022, primarily due to an increase in GTV of existing home transactions served by Lianjia stores of 28.2% to RMB468.2 billion for the six months ended June 30, 2023, from RMB365.3 billion in the same period of 2022; and

(ii) the revenues derived from platform service, franchise service and other value-added services, which are mostly charged to connected stores and agents on the Company’s platform, increased by 70.2% to RMB2.7 billion for the six months ended June 30, 2023, from RMB1.6 billion in the same period of 2022, mainly due to a 62.2% increase of GTV of existing home transactions served by connected agents on the Company’s platform to RMB652.6 billion for the six months ended June 30, 2023, from RMB402.3 billion in the same period of 2022. The higher growth rate of revenues derived from platform service, franchise service and other value-added services compared to that of the GTV of existing home transactions served by connected agents was primarily attributable to the increased penetration level of value-added services and a moderate increase in the commission rate of existing home transaction charged by connected stores.

•	Net revenues from new home transaction services increased by 36.0% to RMB17.1 billion for the six months ended June 30, 2023, from RMB12.6 billion in the same period of 2022, primarily due to the increase of GTV of new home transactions of 37.9% to RMB572.9 billion for the six months ended June 30, 2023, from RMB415.4 billion in the same period of 2022. Among that, the GTV of new home transaction services completed on the Beike platform through connected agents, dedicated sales team with the expertise on new home transaction services and other sales channels increased by 36.7% to RMB468.3 billion for the six months ended June 30, 2023, from RMB342.6 billion in the same period of 2022, while the GTV of new home transactions served by Lianjia brand increased by 43.6% to RMB104.6 billion for the six months ended June 30, 2023, from RMB72.9 billion in the same period of 2022.

•	Net revenues from home renovation and furnishing were RMB4.0 billion for the six months ended June 30, 2023, compared to RMB1.1 billion in the same period of 2022,primarily because the Company completed the acquisition of Shengdu Home Renovation Co., Ltd. (聖都家居裝飾有限公司) (“Shengdu”) and began to consolidate its financial results during the second quarter of 2022 and the organic growth of the GTV for home renovation and furnishing business driven by the increase of orders and our enhanced delivery capability.

•	Net revenues from emerging and other services increased by 217.3% to RMB3.0 billion for the six months ended June 30, 2023, from RMB1.0 billion in the same period of 2022, primarily attributable to the increase of net revenues from rental property management services and financial services.

Cost of Revenues

Total cost of revenues increased by 31.2% to RMB28.1 billion for the six months ended June 30, 2023, from RMB21.4 billion in the same period of 2022.

•	Commission – split. The Company’s cost of revenues for commissions to connected agents and other sales channels was RMB13.3 billion for the six months ended June 30, 2023, compared to RMB8.8 billion in the same period of 2022, primarily due to the increase in the GTV of new home transactions completed through connected agents and other sales channels for the six months ended June 30, 2023 compared with the same period of 2022.

•	Commission and compensation – internal. The Company’s cost of revenues for internal commission and compensation was RMB9.7 billion for the six months ended June 30, 2023, compared to RMB9.0 billion in the same period of 2022, primarily due to the increase in the GTV of exiting home and new home transactions completed through Lianjia agents, which was partially offset by the decrease in the fixed compensation costs of Lianjia agents, dedicated sales team with the expertise on new home transaction services, and other front-line operational staff.

•	Cost of home renovation and furnishing. The Company’s cost of revenues for home renovation and furnishing was RMB2,825 million for the six months ended June 30, 2023, compared to RMB791 million in the same period of 2022, primarily because the Company completed the acquisition of Shengdu and began to consolidate its financial results during the second quarter of 2022 and the organic growth of net revenues from home renovation and furnishing.

•	Cost related to stores. The Company’s cost related to stores was RMB1,416 million for the six months ended June 30, 2023, compared to RMB1,760 million in the same period of 2022, mainly due to the decreased number of Lianjia stores for the six months ended June 30, 2023 compared to the same period of 2022.

•	Other costs. The Company’s other costs decreased by 19.3% to RMB0.9 billion for the six months ended June 30, 2023, from RMB1.1 billion in the same period of 2022, mainly due to a decrease in human resources related costs which were partially offset by the increase of business taxes and surcharges along with the increase of net revenues.

Gross Profit

Gross profit increased by 137.3% to RMB11.7 billion for the six months ended June 30, 2023 from RMB4.9 billion in the same period of 2022. Gross margin was 29.4% for the six months ended June 30, 2023, compared to 18.7% in the same period of 2022. The increase in gross margin was mainly due to: a) a higher contribution margin for existing home transaction services led by the decreased fixed compensation costs for Lianjia agents; b) a higher contribution margin for new home transaction services as a result of an increased number of projects with higher margins, and a relatively lower percentage of fixed compensation costs of net revenues from new home transaction services; c) a higher contribution for home renovation and furnishing business led by an increased contribution from products with higher margins; and d) a relatively lower percentage of costs related to stores and other costs of net revenues for the six months ended June 30, 2023 compared to the same period of 2022.

Income (Loss) from Operations

Total operating expenses increased by 3.7% to RMB7.6 billion for the six months ended June 30, 2023, from RMB7.4 billion in the same period of 2022.

•	General and administrative expenses were RMB3.7 billion for the six months ended June 30, 2023, compared to RMB3.8 billion in the same period of 2022, mainly due to the decrease of personnel costs and overheads, and provision for credit losses along with the decreased accounts receivable balance for the six months ended June 30, 2023, which were partially offset by increased share-based compensation expenses for the six months ended June 30, 2023.

•	Sales and marketing expenses increased by 48.5% to RMB2.9 billion for the six months ended June 30, 2023, from RMB2.0 billion in the same period of 2022, mainly due to the increase in sales and marketing expenses for home renovation and furnishing services as the financial results of Shengdu were consolidated since the second quarter of 2022 and the organic growth of net revenues from home renovation and furnishing, which were partially offset by the decreased personnel costs for home transaction services as a result of decreased headcount in business development, sales and marketing personnel for the six months ended June 30, 2023 compared to the same period of 2022.

•	Research and development expenses decreased by 39.0% to RMB0.9 billion for the six months ended June 30, 2023, from RMB1.5 billion in the same period of 2022, mainly due to the decreases in personnel costs and share-based compensation as a result of decreased headcount in research and development personnel for the six months ended June 30, 2023 compared to the same period of 2022.

Income from operations was RMB4.1 billion for the six months ended June 30, 2023, compared to loss from operations of RMB2.4 billion in the same period of 2022. Operating margin was 10.2% for the six months ended June 30, 2023, compared to negative 9.3% in the same period of 2022, primarily due to i) a relatively higher gross profit margin, and ii) improved operating leverage as a result of optimization in personnel and optimized resource utilization for the six months ended June 30, 2023 compared to the same period of 2022.

Adjusted income from operations6 was RMB6.0 billion for the six months ended June 30, 2023, compared to adjusted loss from operations of RMB1.1 billion in the same period of 2022. Adjusted operating margin7 was 15.0% for the six months ended June 30, 2023, compared to negative 4.3% in the same period of 2022. Adjusted EBITDA8 was RMB7.1 billion for the six months ended June 30, 2023, compared to RMB237 million in the same period of 2022.

Net Income (Loss)

Net income was RMB4.0 billion for the six months ended June 30, 2023, compared to net loss of RMB2.5 billion in the same period of 2022.

Adjusted net income was RMB5.9 billion for the six months ended June 30, 2023, compared to adjusted net loss of RMB592 million in the same period of 2022.

Liquidity and Capital Resources

During the Reporting Period and up to the date of this announcement, we have financed our operating and investing activities through cash flows from operations and cash provided by historical equity and debt financing activities. As of June 30, 2023, the combined balance of our cash, cash equivalents, restricted cash and short-term investments amounted to RMB60.8 billion, compared to RMB61.1 billion as of December 31, 2022. Our cash and cash equivalents primarily consist of cash on hand, demand deposits and highly liquid investments placed with banks with original maturities of less than three months. Our restricted cash are primarily escrow payments collected from the property buyers on behalf of and payable to the property sellers.

We believe that our current cash, cash equivalents and restricted cash and expected cash provided by operating activities will be sufficient to meet our current and anticipated working capital requirements and capital expenditures for an extended period of time. We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments. We may also need additional cash resources in the future if we identify and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions.

6	Adjusted income (loss) from operations is a non-GAAP financial measure, which is defined as income (loss) from operations, excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, and (iii) impairment of goodwill, intangible assets and other long-lived assets. Please refer to the section titled “Unaudited reconciliation of GAAP and non-GAAP results” for details.

7	Adjusted operating margin is adjusted income (loss) from operations as a percentage of net revenues.

8	Adjusted EBITDA is a non-GAAP financial measure, which is defined as net income (loss), excluding (i) income tax expense, (ii) share-based compensation expenses, (iii) amortization of intangible assets, (iv) depreciation of property, plant and equipment, (v) interest income, net, (vi) changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration, (vii) impairment of goodwill, intangible assets and other long-lived assets, and (viii) impairment of investments. Please refer to the section titled “Unaudited reconciliation of GAAP and non-GAAP results” for details.

The following table sets out our cash flows for the periods indicated:

	For the Six Months
	Ended June 30,
	2023	2022
	RMB	RMB
	(in thousands)
	(unaudited)	(unaudited)
Net cash provided by operating activities	7,431,689	3,808,031
Net cash provided by (used in) investing activities	7,633,614	(11,338,319)
Net cash provided by (used in) financing activities	(2,869,607)	35,872
Effect of exchange rate change on cash, cash equivalents and restricted cash	22,137	142,610

Net increase (decrease) in cash and cash equivalents and restricted cash	12,217,833	(7,351,806)
Cash, cash equivalents and restricted cash at the beginning of the period	25,594,259	26,732,209

Cash, cash equivalents and restricted cash at the end of the period	37,812,092	19,380,403

Indebtedness

The following table sets forth a breakdown of our financial indebtedness as of the dates indicated:

	As of	As of
	June 30,	December 31,
	2023	2022
	RMB	RMB
	(in thousands)
	(unaudited)
Current:
Short-term borrowings	497,500	619,000
Lease liabilities	6,755,785	4,972,345

Sub-total	7,253,285	5,591,345

Non-current:
Lease liabilities	7,420,825	6,599,930

Total	14,674,110	12,191,275

Except as disclosed in this announcement, we did not have any material mortgages, charges, debentures, loan capital, debt securities, loans, bank overdrafts or other similar indebtedness, finance lease or hire purchase commitments, liabilities under acceptances (other than normal trade bills), acceptance credits, which are either guaranteed, unguaranteed, secured or unsecured, or guarantees or other contingent liabilities as of June 30, 2023.

Significant Investment and Material Acquisition and Disposal

We subscribed for (i) CMB Wealth Management Zhaorui Jinshi Series No. 87002 Closed-end Wealth Management Plan (招銀理財招睿公司金石系列 87002 號封閉式理財計劃) in the principal amount of RMB700 million with CMB Wealth Management Company Limited on May 30, 2022; (ii) CMB Financial Leasing Corporation Limited 364 Days CNY Fixed Rate Notes and CMB Financial Leasing Corporation Limited 2-Year CNH Fixed Rate Notes in the principal amount of RMB300 million and RMB500 million with CMB International Leasing Management Limited on November 17, 2022 and February 10, 2023, respectively; and (iii) CMB Wealth Management Zhaorui Jinshi Series No. 86761 Closed-end Wealth Management Plan ( 招銀理財招睿公司金石系列 86761 號封閉式理財計劃) in the principal amount of RMB500 million with CMB Wealth Management Company Limited on March 15, 2023. For further details, please refer to the announcement of the Company dated March 15, 2023.

Save as disclosed herein, we did not have any significant investment or material acquisition or disposal of subsidiaries, associates and joint ventures for the six months ended June 30, 2023.

Pledge of Assets

As of June 30, 2023, no property, plant and equipment was pledged.

Future Plans for Material Investments or Capital Asset

We did not have detailed future plans for significant investments or capital assets as of June 30, 2023.

Gearing Ratio

As of June 30, 2023, our gearing ratio (i.e., total liabilities divided by total assets, in percentage) was 38.0% (as of December 31, 2022: 36.8%).

Foreign Exchange Exposure

Substantially all of our revenues and expenses are denominated in RMB. We do not believe that we currently have any significant direct foreign exchange risk. Although our exposure to foreign exchange risks should be limited in general, the value of your investment will be affected by the exchange rate between U.S. dollar and Renminbi.

Historically, the Renminbi has fluctuated against the U.S. dollars at times significantly and unpredictably. The depreciation of the Renminbi against the U.S. dollars was approximately 5.1% for the six months ended June 30, 2023. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollars in the future.

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amounts we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our Class A ordinary shares of the Company (the “Class A ordinary shares”) or American depositary shares (the “ADSs”) or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.

As of June 30, 2023, we had RMB-denominated cash and cash equivalents, restricted cash and short-term investments of RMB48.6 billion, and U.S. dollar-denominated cash and cash equivalents, restricted cash and short-term investments of US$1.6 billion. Assuming we had converted RMB48.6 billion into U.S. dollars at the exchange rate of RMB7.2513 for US$1.00 as of June 30, 2023, our U.S. dollar cash balance would have been US8.3 billion. If the RMB had depreciated by 10% against the U.S. dollar, our U.S. dollar cash balance would have been US$7.6 billion instead.

Interest Rate Risk

We may invest the net proceeds that we receive from our offshore offerings in interest-earning instruments. Fixed-rate securities may have their fair market value adversely impacted due to a rise in interest rates, therefore our future investment income may fall short of expectations due to changes in interest rates, or we may suffer losses in principal if we have to sell securities which have declined in market value due to changes in interest rates. As of June 30, 2023, our exposure to such interest rate risk is mainly from RMB5.0 billion of wealth management products in short- term investments. We have not been, and do not expect to be, exposed to material interest rate risks relating to our investment in short-term instruments.

Capital Expenditures

Our capital expenditures were RMB278 million for the six months ended June 30, 2023. Capital expenditures represent cash paid for purchase of property, plant and equipment and intangible assets. We intend to fund our future capital expenditures with our existing cash balance and proceeds from our offshore offerings. We will continue to make capital expenditures to meet the expected growth of our business.

Material Cash Requirements

Our material cash requirements as of June 30, 2023 and any subsequent interim period primarily include our capital expenditures and contractual obligations. We intend to fund our material cash requirements with our cash balance. We will continue to make cash commitments, including capital expenditures, to meet the expected growth of our business.

The following table sets forth our contractual obligations as of June 30, 2023:

		Less than			More than
	Total	1 year	1-3 years	3-5 years	5 years

	(RMB in thousands)
Operating lease and other commitments	426,067	191,031	148,441	67,309	19,286
Lease liability obligations	14,890,129	3,662,529	9,289,630	1,404,249	533,721

As of June 30, 2023, our operating lease and other commitments included RMB3 million in obligation to purchase property, plant and equipment, RMB2 million in obligation to purchase services, RMB152 million in investment commitment, and RMB268 million in operating lease commitments.

Except for commitments as disclosed above and financial guarantees as discussed in section below, we did not have any other long-term obligations or material guarantees as of June 30, 2023.

Employees and Remuneration

As of June 30, 2023, we had a total of 102,278 employees. The following table sets forth the total number of employees categorized by function as of June 30, 2023:

Number of
Function	employees
Agents and supporting staff	78,426
Platform operation	6,170
Research and development	1,802
Business development, sales and marketing	5,820
Administration and management	10,060
Total	102,278

As of June 30, 2023, our employees were mainly based in mainland China. A large portion of our employees are based in Beijing where our headquarters is located, and the rest are mainly at our subsidiaries and branches across the nation.

We believe that we offer our employees competitive compensation packages and an environment that encourages self-development and, as a result, have generally been able to attract and retain qualified personnel and maintain a stable core management team. In addition, we invest significant resources in the recruitment of employees to support our fast growth of business operations. In particular, we have been successfully attracted a large number of college graduates to join our offline operations in delivering real estate brokerage services to housing customers and experienced and talented research and development professionals to join us in expanding and enhancing our platform technology capabilities.

As required by regulations in China, we participate in various employee social security plans that are organized by municipal and provincial governments, including pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance and housing provident fund. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. Bonuses are generally discretionary and based in part on employee performance and in part on the overall performance of our business. We have granted, and plan to continue to grant, share-based incentive awards to our employees in the future to incentivize their contributions to our growth and development.

We enter into standard labor contracts with our employees. To date, we have not experienced any significant labor disputes. None of our employees is represented by a labor union.

OTHER INFORMATION

Purchase, Sale and Redemption of the Company’s Listed Securities

As previously announced, in August 2022, the Company established a share repurchase program under which the Company may purchase up to US$1 billion of its Class A ordinary shares and/or ADSs over a 12-month period (the “Existing Share Repurchase Program”). From the launch of the Existing Share Repurchase Program in September 2022 to August 2023, the Company in aggregate repurchased a total of 40,968,424 ADSs (representing 122,905,272 Class A ordinary shares) on the New York Stock Exchange (“NYSE”) at an aggregate consideration of US$604,957,928 under the Existing Share Repurchase Program. On August 31, 2023, the board of directors of the Company (the “Board”) approved modifications to the Existing Share Repurchase Program, pursuant to which the repurchase authorization has been increased from US$1 billion of its Class A ordinary shares and/or ADSs to US$2 billion of its Class A ordinary shares and/ or ADSs and extended until August 31, 2024 (the “Extended Share Repurchase Program,” and together with the Existing Share Repurchase Program, the “Share Repurchase Program”). In the annual general meeting (the “AGM”) held on June 15, 2023, the shareholders of the Company have approved to grant the Board a general unconditional mandate to purchase the Company’s own shares (the “2023 Share Repurchase Mandate”) which covers the repurchases under the Extended Share Repurchase Program until the conclusion of the next AGM of the Company. After the expiry of the 2023 Share Repurchase Mandate, the Company will seek for another general unconditional mandate for repurchase from the shareholders of the Company at the next AGM to continue its share repurchase under the Extended Share Repurchase Program.

During the Reporting Period and up to the date of this announcement, the Company repurchased a total of 26,779,762 ADSs (representing 80,339,286 Class A ordinary shares) on the NYSE at an aggregate consideration of US$413,846,419. Details of the repurchase of Class A ordinary shares represented by ADSs on the NYSE during the Reporting Period and up to the date of this announcement are summarized as follows:

	Number and Method of	Price Paid per Share
	Repurchased	Highest	Lowest	Aggregate
Month of Repurchase	Shares	Price Paid	Price Paid	Consideration
		(US$)	(US$)	(US$)
March 2023	6,157,644 on the NYSE	6.43	5.60	37,487,201
May 2023	33,642,045 on the NYSE	5.66	4.64	169,184,287
June 2023	34,467,429 on the NYSE	5.83	4.76	177,035,586
July 2023	6,072,168 on the NYSE	5.66	4.67	30,139,345
Total	80,339,286 on the NYSE			413,846,419

The Board considers that the Share Repurchase Program reflects the confidence of the Board and the management team in the current and long-term business outlook and growth of the Company. The Board considers that the Share Repurchase Program is in the best interest of the Company and its shareholders as a whole.

A total of 39,799,689 Class A ordinary shares represented by ADSs repurchased in March and May 2023, and a total of 40,539,597 Class A ordinary shares represented by ADSs repurchased in June and July 2023, have been cancelled in June and August 2023, respectively. Upon cancellation of the Class A ordinary shares converted from the ADSs repurchased, the weighted voting right (“WVR,” as defined under the the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”)) beneficiaries of the Company simultaneously reduced their WVR in the Company proportionately by way of converting their Class B ordinary shares of the Company (the “Class B ordinary shares”) into Class A ordinary shares on a one-to-one ratio pursuant to Rule 8A.21 of the Listing Rules, such that the proportion of shares carrying WVR of the Company shall not be increased, pursuant to the requirements under Rules 8A.13 and 8A.15 of the Listing Rules. Accordingly, a total of 3,312,358 Class B ordinary shares has been converted into Class A ordinary shares on a one-to-one ratio, of which Mr. Yongdong Peng, through a discretionary trust established by him (as the settlor), converted 2,310,059 Class B ordinary shares and Mr. Yigang Shan, through a discretionary trust established by him (as the settlor), converted 1,002,299 Class B ordinary shares. As a result of the cancellation of the Class A ordinary shares represented by ADSs repurchased in March, May, June and July 2023 and the conversion of 3,312,358 Class B ordinary shares into Class A ordinary shares on a one-to-one ratio, the number of Class A ordinary shares in issue was reduced by 77,026,928.

Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company’s listed securities during the Reporting Period and up to the date of this announcement.

Compliance with the Corporate Governance Code

The Company’s corporate governance practices are based on the principles and code provisions set forth in the Corporate Governance Code (the “CG Code”) contained in Appendix 14 to the Listing Rules.

Pursuant to Code Provision C.2.1 of part 2 of the CG Code, companies listed on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) are expected to comply with, but may choose to deviate from the requirement that the responsibilities between the chairman and the chief executive officer should be separate and should not be performed by the same individual. The Company does not have a separate chairman and chief executive officer and Mr. Yongdong Peng currently performs these two roles. The Board believes that vesting the roles of both chairman and chief executive officer in the same person has the benefit of ensuring consistent leadership within the Group and enables more effective and efficient overall strategic planning for the Group. The Board considers that the balance of power and authority for the present arrangement will not be impaired and this structure will enable the Company to make and implement decisions promptly and effectively.

Other than the above, during the Reporting Period and up to the date of this announcement, the Company has complied with all applicable principles and code provisions of the CG Code.

Compliance with the Model Code for Securities Transactions

The Company has adopted the Amended and Restated Statement of Policies Governing Material Non-Public Information and the Prevention of Insider Trading (the “Company’s Code”), with terms no less exacting than the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 to the Listing Rules, as its own securities dealing code to regulate all dealings by the directors and relevant employees of the Company of securities in the Company and other matters covered by the Company’s Code.

Having made specific enquiries to all of the directors of the Company, all directors of the Company confirmed that they have fully complied with all relevant requirements set out in the Model Code and the Company’s Code during the Reporting Period and up to the date of this announcement.

Important Events after the Reporting Period

Save as disclosed in this announcement, no other important events affecting the Group occurred since June 30, 2023 and up to the date of this announcement.

Review of Interim Unaudited Condensed Consolidated Financial Statements

The interim unaudited condensed consolidated financial statements of the Group for the six months ended June 30, 2023 have been reviewed by the auditor of the Company, PricewaterhouseCoopers, in accordance with International Standard on Review Engagements 2410, “Review of interim financial information performed by the independent auditor of the entity”. The interim unaudited condensed consolidated financial statements of the Group for the six months ended June 30, 2023 have also been reviewed by the audit committee of the Board.

Declaration of Special Cash Dividend and Record Date

The Board approved a special cash dividend (the “Dividend”) of US$0.057 per ordinary share, or US$0.171 per ADS, to holders of ordinary shares and holders of ADSs of record as of the close of business on September 15, 2023, Beijing/Hong Kong Time and New York Time, respectively, payable in U.S. dollars. The aggregate amount of the Dividend to be paid will be approximately US$0.2 billion, which will be funded by surplus cash on the Company’s balance sheet.

For holders of ordinary shares, in order to qualify for the Dividend, all valid documents for the transfer of shares accompanied by the relevant share certificates must be lodged for registration with the Company’s Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong no later than 4:30 p.m. on September 15, 2023 (Beijing/Hong Kong Time). Dividend to be paid to the Company’s ADS holders through the depositary bank will be subject to the terms of the deposit agreement. The payment date is expected to be on or around September 27, 2023 for holders of ordinary shares and on or around October 3, 2023 for holders of ADSs.

Publication of Interim Results and Interim Report

This announcement is published on the website of the Hong Kong Stock Exchange at http://www.hkexnews.hk and on the website of the Company at https://investors.ke.com. The 2023 Interim Report containing all the information required by the Listing Rules will be dispatched to the shareholders and will be made available on the websites of the Company and the Hong Kong Stock Exchange in due course.

Appreciation

The Company would like to express its appreciation to all the staff for their outstanding contribution towards the Company’s development. The Board wishes to sincerely thank the management for their dedication and diligence, which are the key factors for the Company to continue its success in future. Also, the Company wishes to extend its gratitude for the continued support from its shareholders, customers and business partners. The Company will continue to deliver sustainable business development, so as to create more values for all its shareholders.

Use of Non-GAAP Financial Measures

The Company uses adjusted income (loss) from operations, adjusted net income (loss), adjusted net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders, adjusted operating margin and adjusted EBITDA, each a non-GAAP financial measure, in evaluating its operating results and for financial and operational decision-making purposes. Beike believes that these non-GAAP financial measures help identify underlying trends in the Company’s business that could otherwise be distorted by the effect of certain expenses that the Company includes in its net income (loss). Beike also believes that these non-GAAP financial measures provide useful information about its results of operations, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making. A limitation of using these non-GAAP financial measures is that these non-GAAP financial measures exclude share-based compensation expenses that have been, and will continue to be for the foreseeable future, a significant recurring expense in the Company’s business.

The presentation of these non-GAAP financial measures should not be considered in isolation or construed as an alternative to gross profit, net income (loss) or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review these non-GAAP financial measures and the reconciliation to the most directly comparable GAAP measures. The non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. Beike encourages investors and others to review its financial information in its entirety and not rely on a single financial measure. Adjusted income (loss) from operations is defined as income (loss) from operations, excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, and (iii) impairment of goodwill, intangible assets and other long-lived assets. Adjusted operating margin is defined as adjusted income (loss) from operations as a percentage of net revenues. Adjusted net income (loss) is defined as net income (loss), excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, (iii) changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration, (iv) impairment of goodwill, intangible assets and other long-lived assets, (v) impairment of investments, and (vi) tax effects of the above non-GAAP adjustments. Adjusted net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders is defined as net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders, excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, (iii) changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration, (iv) impairment of goodwill, intangible assets and other long-lived assets, (v) impairment of investments, (vi) tax effects of the above non-GAAP adjustments, and (vii) effects of non-GAAP adjustments on net income (loss) attributable to non-controlling interests shareholders. Adjusted EBITDA is defined as net income (loss), excluding (i) income tax expense, (ii) share-based compensation expenses, (iii) amortization of intangible assets, (iv) depreciation of property, plant and equipment, (v) interest income, net, (vi) changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration, (vii) impairment of goodwill, intangible assets and other long-lived assets, and (viii) impairment of investments.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited reconciliation of GAAP and Non-GAAP results” set forth at the end of this announcement.

SAFE HARBOR STATEMENT

This announcement contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Among other things, the business outlook in this announcement, as well as Beike’s strategic and operational plans, contain forward-looking statements. Beike may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) and the Hong Kong Stock Exchange, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about KE Holdings Inc.’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Beike’s goals and strategies; Beike’s future business development, financial condition and results of operations; expected changes in the Company’s revenues, costs or expenditures; Beike’s ability to empower services and facilitate transactions on Beike platform; competition in the industry which Beike operates; relevant government policies and regulations relating to the industry; Beike’s ability to protect the Company’s systems and infrastructures from cyber-attacks; Beike’s dependence on the integrity of brokerage brands, stores and agents on the Company’s platform; general economic and business conditions in China and globally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in KE Holdings Inc.’s filings with the SEC and the Hong Kong Stock Exchange. All information provided in this announcement is as of the date of this announcement, and KE Holdings Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

By order of the Board
KE Holdings Inc.
Yongdong Peng
Chairman and Chief Executive Officer

Hong Kong, August 31, 2023

As at the date of this announcement, the board of directors of the Company comprises Mr. Yongdong Peng, Mr. Yigang Shan, Mr. Wangang Xu and Mr. Tao Xu as the executive directors, Mr. Jeffrey Zhaohui Li as the non-executive director, and Ms. Xiaohong Chen, Mr. Hansong Zhu and Mr. Jun Wu as the independent non-executive directors.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)

(All amounts in thousands, except for share and per share data)

		For the Six Months Ended June 30,
	Note	2023	2022
		RMB	RMB
Net revenues:
Existing home transaction services		15,597,087	11,686,265
New home transaction services		17,099,714	12,576,293
Home renovation and furnishing		4,032,830	1,106,916
Emerging and other services		3,032,370	955,583

Total net revenues		39,762,001	26,325,057

Cost of revenues:
Commission-split		(13,313,188)	(8,802,934)
Commission and compensation-internal		(9,660,032)	(8,983,795)
Cost of home renovation and furnishing		(2,825,059)	(791,046)
Cost related to stores		(1,415,651)	(1,759,832)
Others		(855,083)	(1,059,258)

Total cost of revenues		(28,069,013)	(21,396,865)

Gross profit		11,692,988	4,928,192

Operating expenses:
Sales and marketing expenses		(2,943,272)	(1,982,513)
General and administrative expenses		(3,726,483)	(3,777,808)
Research and development expenses		(931,529)	(1,527,590)
Impairment of goodwill, intangible assets and other long-lived assets		(32,775)	(76,244)

Total operating expenses		(7,634,059)	(7,364,155)

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS) (CONTINUED)

(All amounts in thousands, except for share and per share data)

		For the Six Months Ended June 30,
	Note	2023	2022
		RMB	RMB
Income (loss) from operations		4,058,929	(2,435,963)
Interest income, net		602,226	273,454
Share of results of equity investees		14,475	31,470
Fair value changes in investments, net		73,006	(339,952)
Impairment loss for equity investments accounted for using measurement alternative		(9,313)	(251,002)
Foreign currency exchange loss		(15,833)	(40,742)
Other income, net		727,283	896,648

Income (loss) before income tax expense		5,450,773	(1,866,087)
Income tax expense	5	(1,401,522)	(619,255)

Net income (loss)		4,049,251	(2,485,342)
Net loss (income) attributable to non-controlling interests shareholders		6,326	(952)

Net income (loss) attributable to KE Holdings Inc.		4,055,577	(2,486,294)

Net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders		4,055,577	(2,486,294)

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS) (CONTINUED)

(All amounts in thousands, except for share and per share data)

		For the Six Months Ended June 30,
	Note	2023	2022
		RMB	RMB
Net income (loss)		4,049,251	(2,485,342)
Other comprehensive income (loss)
Currency translation adjustments		893,719	1,398,895
Unrealized loss on available-for-sale investments, net of reclassification		(1,024)	(309,393)

Total other comprehensive income		892,695	1,089,502

Total comprehensive income (loss)		4,941,946	(1,395,840)

Comprehensive loss (income) attributable to non-controlling interests shareholders		6,326	(952)

Comprehensive income (loss) attributable to KE Holdings Inc.		4,948,272	(1,396,792)

Comprehensive income (loss) attributable to KE Holdings Inc.’s ordinary shareholders		4,948,272	(1,396,792)

Weighted average number of ordinary shares used in computing net income (loss) per share, basic and diluted
– Basic	7	3,555,127,466	3,569,657,105
– Diluted	7	3,643,230,834	3,569,657,105

Net income (loss) per share attributable to ordinary shareholders
– Basic	7	1.14	(0.70)
– Diluted	7	1.11	(0.70)

Share-based compensation expenses included in:
Cost of revenues		226,566	175,385
Sales and marketing expenses		77,481	59,559
General and administrative expenses		1,188,897	548,032
Research and development expenses		90,038	174,483

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for share and per share data)

		For the Six Months Ended June 30,
	Note	2023	2022
		RMB	RMB
Income (loss) from operations		4,058,929	(2,435,963)
Share-based compensation expenses		1,582,982	957,459
Amortization of intangible assets resulting from acquisitions and business cooperation agreement		302,773	262,459
Impairment of goodwill, intangible assets and other long-lived assets		32,775	76,244

Adjusted income (loss) from operations		5,977,459	(1,139,801)

Net income (loss)		4,049,251	(2,485,342)
Share-based compensation expenses		1,582,982	957,459
Amortization of intangible assets resulting from acquisitions and business cooperation agreement		302,773	262,459
Changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration		(38,581)	352,223
Impairment of goodwill, intangible assets and other long-lived assets		32,775	76,244
Impairment of investments		9,313	251,002
Tax effects on non-GAAP adjustments		(13,122)	(5,830)

Adjusted net income (loss)		5,925,391	(591,785)

Net income (loss)		4,049,251	(2,485,342)
Income tax expense		1,401,522	619,255
Share-based compensation expenses		1,582,982	957,459
Amortization of intangible assets		309,914	271,506
Depreciation of property, plant and equipment		384,815	468,048
Interest income, net		(602,226)	(273,454)
Changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration		(38,581)	352,223
Impairment of goodwill, intangible assets and other long-lived assets		32,775	76,244
Impairment of investments		9,313	251,002

Adjusted EBITDA		7,129,765	236,941

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

		For the Six Months Ended June 30,
	Note	2023	2022
		RMB	RMB
Net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders		4,055,577	(2,486,294)
Share-based compensation expenses		1,582,982	957,459
Amortization of intangible assets resulting from acquisitions and business cooperation agreement		302,773	262,459
Changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration		(38,581)	352,223
Impairment of goodwill, intangible assets and other long-lived assets		32,775	76,244
Impairment of investments		9,313	251,002
Tax effects on non-GAAP adjustments		(13,122)	(5,830)
Effects of non-GAAP adjustments on net income attributable to non-controlling interests shareholders		(14)	(14)

Adjusted net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders		5,931,703	(592,751)

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

		As of June 30,	As of December 31,
	Note	2023	2022
		RMB	RMB
ASSETS
Current assets
Cash and cash equivalents		31,750,204	19,413,202
Restricted cash		6,061,888	6,181,057
Short-term investments		22,952,267	35,485,908
Short-term financing receivables, net of allowance for credit losses of RMB139,562 and RMB139,427 as of June 30, 2023 and December 31, 2022, respectively		630,234	667,224
Accounts receivable and contract assets, net of allowance for credit losses of RMB1,853,198 and RMB2,088,478 as of June 30, 2023 and December 31, 2022, respectively	4	3,597,692	4,163,022
Amounts due from and prepayments to related parties		425,958	405,956
Loan receivables from related parties		25,450	50,463
Prepayments, receivables and other assets		4,729,002	4,057,843

Total current assets		70,172,695	70,424,675

Non-current assets
Property, plant and equipment, net		1,913,526	2,036,553
Right-of-use assets		13,962,540	11,284,070
Long-term investments, net		24,007,654	17,925,653
Intangible assets, net		1,388,864	1,686,976
Goodwill		4,907,023	4,934,235
Long-term loan receivables from related parties		35,040	22,934
Other non-current assets		1,027,847	1,032,251

Total non-current assets		47,242,494	38,922,672

TOTAL ASSETS		117,415,189	109,347,347

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share and per share data)

		As of June 30,	As of December 31,
	Note	2023	2022
		RMB	RMB
LIABILITIES
Current liabilities
Accounts payable	6	5,810,440	5,843,321
Amounts due to related parties		411,976	425,685
Employee compensation and welfare payable		8,132,135	9,365,512
Customer deposits payable		4,638,599	4,194,828
Income taxes payable		747,411	542,290
Short-term borrowings		497,500	619,000
Lease liabilities current portion		6,755,785	4,972,345
Contract liabilities		4,734,486	3,260,269
Accrued expenses and other current liabilities		5,128,458	4,118,068

Total current liabilities		36,856,790	33,341,318

Non-current liabilities
Deferred tax liabilities		351,186	351,186
Lease liabilities non-current portion		7,420,825	6,599,930
Other non-current liabilities		389	475

Total non-current liabilities		7,772,400	6,951,591

TOTAL LIABILITIES		44,629,190	40,292,909

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share and per share data)

		As of June 30,	As of December 31,
	Note	2023	2022
		RMB	RMB
SHAREHOLDERS’ EQUITY
KE Holdings Inc. shareholders’ equity
Ordinary shares (US$0.00002 par value; 25,000,000,000 ordinary shares authorized, comprising of 24,114,698,720 Class A ordinary shares and 885,301,280 Class B ordinary shares. 3,592,373,828 and 3,601,547,279 Class A ordinary shares issued and outstanding as of June 30, 2023 and December 31, 2022, respectively; and 154,481,300 and 156,426,896 Class B ordinary shares issued and outstanding as of June 30, 2023 and December 31, 2022, respectively)		489	487
Treasury shares		(1,268,614)	(225,329)
Additional paid-in capital		80,181,114	80,302,956
Statutory reserves		660,817	660,817
Accumulated other comprehensive income (loss)		479,974	(412,721)
Accumulated deficit		(7,350,273)	(11,405,850)

Total KE Holdings Inc. shareholders’ equity		72,703,507	68,920,360

Non-controlling interests		82,492	134,078

TOTAL SHAREHOLDERS’ EQUITY		72,785,999	69,054,438

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		117,415,189	109,347,347

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	For the Six Months Ended June 30,
	2023	2022
	RMB	RMB
Cash flows from operating activities:
Net income (loss)	4,049,251	(2,485,342)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation of property, plant and equipment	384,815	468,048
Amortization of intangible assets	309,914	271,506
Net impairment loss (gain) on financial assets	(7,498)	98,552
Impairment of goodwill, intangible assets and other long-lived assets	32,775	76,244
Provision of credit losses for financing receivables	135	1,962
Deferred tax benefits	–	165,180
Share of results of equity investees	(14,475)	(31,470)
Dividends received from long-term investments	20,842	20,695
Fair value changes in investments	(73,006)	339,952
Impairment loss for equity investments accounted for using measurement alternative	9,313	251,002
Investment income	(469,460)	(466,372)
Foreign currency exchange loss	15,833	40,742
Loss (gain) on disposal of property, plant and equipment and intangible assets	532	(460)
Share-based compensation expenses	1,582,982	957,459
Changes in assets and liabilities:
Accounts receivable and contract assets	599,611	3,493,814
Amounts due from and prepayments to related parties	(20,002)	197,126
Prepayments, receivables and other assets	(741,165)	(23,718)
Right-of-use assets	(2,678,470)	(810,563)
Other non-current assets	4,404	41,073
Accounts payable	(23,655)	(1,225,646)
Amounts due to related parties	(13,709)	(179,067)
Employee compensation and welfare payable	(1,233,377)	(942,330)
Customer deposits payable	443,771	1,915,630
Contract liabilities	1,474,217	783,209
Lease liabilities	2,604,335	1,095,779
Accrued expenses and other current liabilities	1,019,760	59,016
Income taxes payable	205,121	(303,152)
Other liabilities	(51,105)	(838)

Net cash provided by operating activities	7,431,689	3,808,031

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (CONTINUED)

(All amounts in thousands, except for share and per share data)

	For the Six Months Ended June 30,
	2023	2022
	RMB	RMB
Cash flows from investing activities:
Purchases of short-term investments	(11,580,535)	(24,977,548)
Maturities of short-term investments	26,606,219	27,161,071
Cash paid for business combinations, net of cash acquired	(9,174)	(3,111,472)
Proceeds from disposal of subsidiaries, property, plant and equipment and long-lived assets	8,097	9,582
Purchases of property, plant and equipment and intangible assets	(277,732)	(313,364)
Financing receivables originated	(12,452,312)	(4,720,182)
Collections of financing receivables principal	12,489,166	4,913,167
Purchases of long-term held-to-maturity debt investments	(1,301,184)	–
Purchases of available-for-sale debt investments	–	(1,242,573)
Purchases of other long-term investments	(6,033,017)	(9,255,560)
Maturities of long-term held-to-maturity debt investments	7,812	–
Proceeds from disposal of other long-term investments	163,367	235,850
Loans to related parties	(47,000)	(50,124)
Repayments of loans from related parties	59,907	12,834

Net cash provided by (used in) investing activities	7,633,614	(11,338,319)
Cash flows from financing activities:
Repurchase of ordinary shares	(2,748,108)	–
Proceeds from issuance of ordinary shares upon exercise of share option	1	2
Proceeds from short-term borrowings	–	140,000
Repayments of short-term borrowings	(121,500)	(43,330)
Proceeds from funding debts	–	133,400
Repayments of funding debts	–	(194,200)

Net cash provided by (used in) financing activities	(2,869,607)	35,872

Effect of exchange rate change on cash, cash equivalents and restricted cash	22,137	142,610

Net increase (decrease) in cash and cash equivalents and restricted cash	12,217,833	(7,351,806)

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (CONTINUED)

(All amounts in thousands, except for share and per share data)

	For the Six Months Ended June 30,
	2023	2022
	RMB	RMB
Cash, cash equivalents and restricted cash at the beginning of the period
Including:
Cash and cash equivalents at the beginning of the period	19,413,202	20,446,104
Restricted cash at the beginning of the period	6,181,057	6,286,105

Total	25,594,259	26,732,209

Cash, cash equivalents and restricted cash at the end of the period
Including:
Cash and cash equivalents at the end of the period	31,750,204	12,379,043
Restricted cash at the end of the period	6,061,888	7,001,360

Total	37,812,092	19,380,403
Supplemental disclosures:
Cash paid for income taxes	(1,177,588)	(752,695)
Cash paid for interest	(9,904)	(5,760)
Non-cash investing activities
Changes in accounts payable related to property, plant and equipment addition	9,225	(92,295)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

(All amounts in thousands, except for share, per share data)

1.            GENERAL INFORMATION

KE Holdings Inc. (the “Company”) was incorporated in the Cayman Islands on July 6, 2018 under the Cayman Islands Companies Law as an exempted company with limited liability. The Company through its consolidated subsidiaries, variable interest entities (the “VIE”s) and the subsidiaries of the VIEs (collectively, the “Group”), is principally engaged in operating a leading integrated online and offline platform for housing transactions and services in the People’s Republic of China (the “PRC” or “China”).

In August and November 2020, the Company has completed its initial public offering and follow-on offering on the New York Stock Exchange.

In May 2022, the Company has completed its listing on the Hong Kong Stock Exchange by way of introduction.

2.            BASIS OF PREPARATION

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) applicable to interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. Certain information and note disclosures normally included in the annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted consistent with Article 10 of Regulation S-X. The unaudited condensed consolidated financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, consisting of normal recurring adjustments, as necessary for the fair statement of the Company’s financial position as of December 31, 2022 and June 30, 2023, and its results of operations and cash flows for the six months ended June 30, 2022 and 2023. The consolidated balance sheet as of December 31, 2022 have been derived from audited consolidated financial statements at that date but does not include all of the information and footnotes required by U.S. GAAP. Results for interim periods are not necessarily indicative of those that may be expected for a full year or for any future period. The unaudited condensed consolidated financial statements and related disclosures have been prepared with the presumption that users of these unaudited condensed consolidated financial statements have read or have access to the audited consolidated financial statements and related footnotes for the year ended December 31, 2022. Accordingly, these unaudited condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and related footnotes for the year ended December 31, 2022. The accounting policies applied are consistent with those of the audited consolidated financial statements for the preceding fiscal year.

3.            SEGMENT INFORMATION

(a)           Description of segments

The Group’s organizational structure is based on a number of factors that the chief operating decision maker (the “CODM”) uses to evaluate, view and run its business operations which include, but are not limited to, customer base, homogeneity of services and technology. The Group’s operating segments are based on this organizational structure and information reviewed by the Group’s CODM to evaluate the operating segment results.

As a result of the acquisition of Shengdu, which was closed on April 20, 2022, the Group updated its internal organizational structure resulting in four segments, which were existing home transaction services, new home transaction services, home renovation and furnishing, and emerging and other services. In the second quarter of 2022, the Group updated the financial measures provided to the CODM.

These changes in segment reporting align with the manner in which the Group’s CODM currently receives and uses financial information to allocate resources and evaluate the performance of reporting segments. These changes in segment presentation do not affect unaudited condensed consolidated balance sheets, unaudited condensed consolidated statement of comprehensive income (loss) or unaudited condensed consolidated statement of cash flows.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (CONTINUED)

(All amounts in thousands, except for share, per share data)

The Group now operates its businesses in four segments: existing home transaction services, new home transaction services, home renovation and furnishing, and emerging and other services. The following summary describes the operations in each of the Group’s reportable segment:

(1)	Existing home transaction services: The existing home transaction segment provides services in existing home market include i) agency services to sales or leases of existing homes, either through acting as the principal agent or a participating agent in collaboration with the principal agents; ii) platform and franchise services to brokerage firms on Beike platform who provide agency services in existing home market; iii) Other transaction services, such as transaction closing service through the Group’s transaction center.

(2)	New home transaction services: The new home transaction business segment provides new home transaction services in new home market. New home transaction services refer to agency services provided to real estate developers to facilitate sales of new properties developed by the real estate developers to property buyers. The Group signs the new home transaction services contracts with the sales companies of the developers and then mobilizes all agents registered with the platform to fulfil such contracts.

(3)	Home renovation and furnishing: The home renovation and furnishing business segment provides a one-stop solution to give housing customers access to a comprehensive range of home renovation and furnishing, ranging from interior design, renovation, re-modeling, furnishing, supplies, to after-sales maintenance and repair.

(4)	Emerging and other services: Emerging and other services include financial service business and other newly developed businesses.

Material costs, commission and compensation costs include material costs related to home renovation and furnishing and compensation to agents, sales professionals or renovation workers who are the Group’s employees or contractors as well as split commission to brokerage firms who signs channel sale agency service agreements with the Group.

Commission and compensation costs in existing home market are mainly to those who are the Group’s employees or contractors. Commissions and compensation costs in new home market are mainly to brokerage firms who sign channel sale agency service agreements with the Group. Commission and compensation costs in home renovation and furnishing market are mainly to renovation workers who are the Group’s employees or contractors. Material costs in home renovation and furnishing market are mainly to suppliers according to corresponding contracts.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (CONTINUED)

(All amounts in thousands, except for share, per share data)

(b)           Segments data

The tables present summary information by segment as following:

	For the Six Months Ended June 30,
	2023	2022
	RMB	RMB
Net revenues:
Existing home transaction services	15,597,087	11,686,265
New home transaction services	17,099,714	12,576,293
Home renovation and furnishing	4,032,830	1,106,916
Emerging and other services	3,032,370	955,583

Total	39,762,001	26,325,057

Material costs, commission and compensation costs:
Existing home transaction services	(8,169,959)	(7,331,729)
New home transaction services	(12,462,059)	(9,925,142)
Home renovation and furnishing	(2,825,059)	(791,046)
Emerging and other services	(2,341,202)	(529,858)

Total	(25,798,279)	(18,577,775)

Contribution:
Existing home transaction services	7,427,128	4,354,536
New home transaction services	4,637,655	2,651,151
Home renovation and furnishing	1,207,771	315,870
Emerging and other services	691,168	425,725

Total	13,963,722	7,747,282

As substantially all of the Group’s long-lived assets are located in the PRC and substantially all of the Group’s revenue of reportable segments are derived from China based on the geographical locations where services and products are provided to customers, no geographical information is presented.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (CONTINUED)

(All amounts in thousands, except for share, per share data)

4.            ACCOUNTS RECEIVABLE AND CONTRACT ASSETS, NET

Accounts receivable, net consists of the following:

	As of June 30, 2023	As of December 31, 2022
	RMB	RMB
New home transaction services	4,427,643	5,406,009
Existing home transaction services	444,713	385,231
Home renovation and furnishing	103,418	103,641
Emerging and other services	206,678	131,959

Accounts receivable	5,182,452	6,026,840
Allowance for credit losses	(1,713,953)	(1,951,419)

Accounts receivable, net	3,468,499	4,075,421

The contract assets are mainly related to the Group’s renovation business. The Group’s timing of revenue recognition may differ from the timing of invoicing to customers. The Group’s contract assets represent the amount of contract revenue recognized but not yet billed pursuant to contract terms.

Contract assets, net consists of the following:

	As of	As of
	June 30,	December 31,
	2023	2022
	RMB	RMB
Contract assets – gross	268,438	224,660
Allowance for credit losses	(139,245)	(137,059)

Contract assets, net	129,193	87,601

The movements in the allowance for credit losses of accounts receivable were as follows:

	For the Six Months Ended June 30,
	2023	2022
	RMB	RMB
Balance at the beginning of the period	(1,951,419)	(2,151,271)
Reversal/(Additions)	32,991	(170,832)
Write-offs	204,475	29,751

Balance at the end of the period	(1,713,953)	(2,292,352)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (CONTINUED)

(All amounts in thousands, except for share, per share data)

The Group usually allows a credit period within 90 days to its customers. Ageing analysis of accounts receivable based on the date of delivery of service to customers is as follows:

	As of June 30, 2023	As of December 31, 2022
	RMB	RMB
– Up to 3 months	2,125,875	2,389,431
– 3 months to 1 year	897,386	1,161,639
– Over 1 year	2,159,191	2,475,770

Accounts receivable	5,182,452	6,026,840
Less: allowance for credit losses	(1,713,953)	(1,951,419)

Accounts receivable, net	3,468,499	4,075,421

5.             TAXATION

For interim financial reporting, the Group estimates the annual tax rate based on projected taxable income for the full year and records a quarterly income tax provision in accordance with the guidance on accounting for income taxes in an interim period.

As the year progresses, the Group refines the estimates of the year’s taxable income as new information becomes available. This continual estimation process often results in a change to the expected effective tax rate for the year. When this occurs, the Group adjusts the income tax provision during the quarter in which the change in estimate occurs so that the year-to-date provision reflects the expected annual tax rate.

The components of income (loss) before tax for the six months ended June 30, 2023 and 2022, are as follows:

	For the Six Months Ended June 30,
	2023	2022
	RMB	RMB
Income (loss) before income tax expense
Income (loss) from China operations	6,935,014	(750,847)
Loss from non-China operations	(1,484,241)	(1,115,240)

Total income (loss) before income tax expense	5,450,773	(1,866,087)

The following table summarizes the Group’ income tax expenses and effective tax rates for the six months ended June 30, 2023 and 2022:

	For the Six Months Ended June 30,
	2023	2022
	RMB	RMB
	(in thousands, except for tax rate)
Income (loss) before income tax expense	5,450,773	(1,866,087)
Income tax expense	1,401,522	619,255
Effective tax rate	25.7%	(33.2)%

During the six months ended June 30, 2023, the income tax expense was primarily driven by current tax on earnings of certain major China operations.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (CONTINUED)

(All amounts in thousands, except for share, per share data)

6.            ACCOUNTS PAYABLE

	As of June 30, 2023	As of December 31, 2022
	RMB	RMB
Payable related to new home transaction business	4,259,396	4,333,474
Payable for home renovation materials and construction costs	1,073,870	867,045
Payable for advertising fees	247,651	186,604
Payable for internet service fees	136,095	104,603
Payable for leasehold improvements	81,046	90,271
Others	12,382	261,324

Total	5,810,440	5,843,321

An ageing analysis of the trade payable as at June 30, 2023 and December 31, 2022, based on the invoice date, is as follow:

	As of June 30, 2023	As of December 31, 2022
	RMB	RMB
– Up to 3 months	5,205,912	5,259,873
– 3 months to 1 year	376,449	270,846
– Over 1 year	228,079	312,602

Total	5,810,440	5,843,321

7.            NET INCOME (LOSS) PER SHARE

Basic net income (loss) per share is the amount of net income (loss) attributable to each share of ordinary shares outstanding during the reporting period. Diluted net income (loss) per share is the amount of net income (loss) attributable to each share of ordinary shares outstanding during the reporting period adjusted to include the effect of potentially dilutive ordinary shares. Stock options to purchase ordinary shares, restricted shares and restricted share units, unless they were anti-diluted, were included in the calculation of diluted net income per share of the Group. For the six months ended June 30, 2023, as the Group is in a net profit position, stock options to purchase ordinary shares, restricted shares and restricted share units that were anti-dilutive and excluded from the calculation of diluted net income per share of the Group were nil on a weighted average basis. 7,924,221 non-vested restricted shares on a weighted average basis were excluded from the calculation of diluted net loss per share for the six months ended June 30, 2022 because of their anti-dilutive effect.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (CONTINUED)

(All amounts in thousands, except for share, per share data)

The following table sets forth the computation of basic and diluted net income (loss) per share for the periods indicated:

	For the Six Months Ended June 30,
	2023	2022

	(RMB in thousands, except for share and per share data)
Numerator:
Net income (loss) attributable to KE Holdings Inc.	4,055,577	(2,486,294)

Net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders	4,055,577	(2,486,294)

	For the Six Months Ended June 30,
	2023	2022

	(RMB in thousands, except for share and per share data)
Denominator:
Denominator for basic net income (loss) per share-weighted average ordinary shares outstanding	3,555,127,466	3,569,657,105
Adjustments for dilutive share options	9,847,120	–
Adjustments for dilutive restricted shares	70,813,423	–
Adjustments for dilutive restricted share units	7,442,825	–
Denominator for diluted net income (loss) per share-weighted average ordinary shares outstanding	3,643,230,834	3,569,657,105
Net income (loss) per share attributable to ordinary shareholders:
– Basic	1.14	(0.70)
– Diluted	1.11	(0.70)

8.            DIVIDENDS

No dividend was declared by the Company during the six months ended June 30, 2023 and 2022.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (CONTINUED)

(All amounts in thousands, except for share, per share data)

9.	RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS

The unaudited condensed consolidated financial statements are prepared in accordance with U.S. GAAP, which differ in certain respects from International Financial Reporting Standards (“IFRS”). The effects of material differences between the Historical Financial Information of the Group prepared under U.S. GAAP and IFRS are as follows:

Unaudited condensed consolidated statement of comprehensive income (loss) data

	For the Six Months Ended June 30, 2023
	Amounts as
	reported							Amounts as
	under							reported
	U.S. GAAP	IFRS adjustments						under IFRS
						Issuance
			Provision			costs in	Investments
		Preferred	for credit	Lease	Share-based	relation to	measured
		Shares	losses	accounting	compensation	the IPO	at fair value
		(note (i))	(note (ii))	(note (iii))	(note (iv))	(note (v))	(note (vi))
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Revenues
Emerging and other services	3,032,370	–	–	(483,688)	–	–	–	2,548,682
Cost
Cost of revenues	(28,069,013)	–	(1,021)	427,318	(55,395)	–	–	(27,698,111)
Sales and marketing expenses	(2,943,272)	–	–	16,538	(19,364)	–	–	(2,946,098)
General and administrative expenses	(3,726,483)	–	–	14,741	(231,520)	–	–	(3,943,262)
Research and development expenses	(931,529)	–	–	–	15,734	–	–	(915,795)
Interest income, net	602,226	–	–	(101,757)	–	–	–	500,469
Fair value changes in investments, net	73,006	–	–	–	–		(1,201)	71,805
Impairment loss for equity investments accounted for using measurement alternative	(9,313)	–	–	–	–	–	9,265	(48)
Other income, net	727,283	–	–	204,270	–	–	(2,270)	929,283

Income (loss) before income tax expense	5,450,773	–	(1,021)	77,422	(290,545)	–	5,794	5,242,423

Income tax expense	(1,401,522)	–	–	(211)	–	–	–	(1,401,733)

Net income (loss)	4,049,251	–	(1,021)	77,211	(290,545)	–	5,794	3,840,690

Net income (loss) attributable to KE Holdings Inc.	4,055,577	–	(1,021)	77,211	(290,545)	–	5,794	3,847,016

Net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders	4,055,577	–	(1,021)	77,211	(290,545)	–	5,794	3,847,016

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (CONTINUED)

(All amounts in thousands, except for share, per share data)

	For the Six Months Ended June 30, 2023
	Amounts as
	reported							Amounts as
	under							reported
	U.S. GAAP	IFRS adjustments						under IFRS
						Issuance
			Provision			costs in	Investments
		Preferred	for credit	Lease	Share-based	relation to	measured
		Shares	losses	accounting	compensation	the IPO	at fair value
		(note (i))	(note (ii))	(note (iii))	(note (iv))	(note (v))	(note (vi))
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Cost of revenues	(21,396,865)	–	(1,324)	123,201	(58,254)	–	–	(21,333,242)
Sales and marketing expenses	(1,982,513)	–	–	5,227	(73,118)	–	–	(2,050,404)
General and administrative expenses	(3,777,808)	–	–	16,968	(166,274)	24,810	–	(3,902,304)
Research and development expenses	(1,527,590)	–	–	–	1,060	–	(1,526,530)
Interest income, net	273,454	–	–	(140,489)	–	–	–	132,965
Fair value changes of convertible redeemable preferred shares	(339,952)	–	–	–	–	–	(19,229)	(359,181)
Impairment loss for equity investments accounted for using measurement alternative	(251,002)	–	–	–	–	–	26,237	(224,765)
Other income, net	896,648	–	–	–	–	–	(115)	896,533

Income (loss) before income tax expense	(1,866,087)	–	(1,324)	4,907	(296,586)	24,810	6,893	(2,127,387)

Income tax expense	(619,255)	–	–	(10,205)	–	–	–	(629,460)

Net income (loss)	(2,485,342)	–	(1,324)	(5,298)	(296,586)	24,810	6,893	(2,756,847)

Net income (loss) attributable to KE Holdings Inc.	(2,486,294)	–	(1,324)	(5,298)	(296,586)	24,810	6,893	(2,757,799)

Net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders	(2,486,294)	–	(1,324)	(5,298)	(296,586)	24,810	6,893	(2,757,799)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (CONTINUED)

(All amounts in thousands, except for share, per share data)

Unaudited condensed consolidated balance sheets data

	As of June 30, 2023
	Amounts as
	reported							Amounts as
	under							reported
	U.S. GAAP	IFRS adjustments						under IFRS
						Issuance
			Provision			costs in	Investments
		Preferred	for credit	Lease	Share-based	relation to	measured
		Shares	losses	accounting	compensation	the IPO	at fair value
		(note (i))	(note (ii))	(note (iii))	(note (iv))	(note (v))	(note (vi))
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Short-term financing receivables, net of allowance for credit losses	630,234	–	189	–	–	–	–	630,423
Lease receivables	–		–	1,622,090			–	1,622,090
Right-of-use assets	13,962,540	–	–	(1,605,192)	–	–	–	12,357,348
Long-term investments, net	24,007,654	–	–	–	–	–	12,943	24,020,597
Other non-current assets	1,027,847	–	(8,245)	7,826	–	–	–	1,027,428

Total assets	117,415,189	–	(8,056)	24,724	–	–	12,943	117,444,800

Accrued expenses and other current liabilities	5,128,458	–	(31,769)	(46,798)	–	–	–	5,049,891

Total liabilities	44,629,190	–	(31,769)	(46,798)	–	–	–	44,550,623

Additional paid-in capital	80,181,114	29,811,702	–	–	1,394,334	45,338	–	111,432,488
Accumulated other comprehensive income	479,974	241,343	–	–	–	–	–	721,317
Accumulated deficit	(7,350,273)	(30,053,045)	23,713	71,522	(1,394,334)	(45,338)	12,943	(38,734,812)

Total shareholders’ equity	72,785,999	–	23,713	71,522	–	–	12,943	72,894,177

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (CONTINUED)

(All amounts in thousands, except for share, per share data)

	As of December 31, 2022
	Amounts as
	reported							Amounts as
	under							reported
	U.S. GAAP	IFRS adjustments						under IFRS
						Issuance
			Provision			costs in	Investments
		Preferred	for credit	Lease	Share-based	relation to	measured
		Shares	losses	accounting	compensation	the IPO	at fair value
		(note (i))	(note (ii))	(note (iii))	(note (iv))	(note (v))	(note (vi))
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Short-term financing receivables, net of allowance for credit losses	667,224	–	–	–	–	–	–	667,224
Lease receivables	–			1,019,392				1,019,392
Right-of-use assets	11,284,070	–	–	(1,033,118)	–	–	–	10,250,952
Long-term investments, net	17,925,653			–			7,149	17,932,802
Other non-current assets	1,032,251	–	(8,245)	8,037	–	–	–	1,032,043

Total assets	109,347,347	–	(8,245)	(5,689)	–	–	7,149	109,340,562

Accrued expenses and other current liabilities	4,118,068	–	(32,979)	–	–	–	–	4,085,089

Total liabilities	40,292,909	–	(32,979)	–	–	–	–	40,259,930

Additional paid-in capital	80,302,956	29,811,702	–	–	1,103,789	45,338	–	111,263,785
Accumulated other comprehensive loss	(412,721)	241,343	–	–	–	–	–	(171,378)
Accumulated deficit	(11,405,850)	(30,053,045)	24,734	(5,689)	(1,103,789)	(45,338)	7,149	(42,581,828)

Total shareholders’ equity	69,054,438	–	24,734	(5,689)	–	–	7,149	69,080,632

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (CONTINUED)

(All amounts in thousands, except for share, per share data)

Notes:

(i)	Preferred shares

Under U.S. GAAP, the Company classified the Preferred Shares as mezzanine equity in the consolidated balance sheets because they were redeemable at the holders’ option upon the occurrence of certain deemed liquidation events and certain events outside of the Company’s control. The Preferred Shares are recorded initially at fair value, net of issuance costs. The Company recognized accretion to the respective redemption value of the Preferred Shares over the period starting from issuance date to the earliest redemption date.

Under IFRS, certain redemption triggering events of the Preferred Shares are outside of the Company’s control. In addition, the holders of the Preferred Shares are entitled to convert the Preferred Shares into a variable number of the Company’s ordinary shares upon occurrence of certain events. Accordingly, the Preferred Shares are regarded as a hybrid instruments consisting of a host debt instrument and a conversion option as a derivative. The Company designated the entire Preferred Shares as financial liabilities at fair value through profit or loss such that the Preferred Shares are initially recognized at fair value, while changes in the fair value due to own credit risk of Preferred Shares shall be presented in other comprehensive income separately.

(ii)	Provision for credit losses

1) Under U.S. GAAP, the Group has adopted ASC Topic 326 starting from January 1, 2020. For instruments in the scope of the general CECL model, lifetime expected credit losses are recorded upon initial recognition of the instrument as an allowance for loan losses. Under IFRS, the Group has adopted IFRS 9 starting from January 1, 2018. Upon initial recognition, only the portion of lifetime expected credit loss (“ECL”) that results from default events that are possible within 12 months after the reporting date is recorded (“stage 1”). Lifetime expected credit losses are subsequently recorded only if there is a significant increase in the credit risk of the asset (“stage 2”). Once there is objective evidence of impairment (“stage 3”), lifetime ECL continues to be recognized, but interest revenue is calculated on the net carrying amount (that is, amortized cost net of the credit allowance). Accordingly, the reconciliation includes a difference in the credit losses for financing receivables between IFRS 9 and ASC 326.

2) Under U.S. GAAP, for guarantees that are within the scope of ASC 326-20, the expected credit losses are measured and accounted for without regard to the initial fair value of the guarantee. Therefore, as described in ASC 460, the Group should record both a guarantee obligation and an allowance for credit losses (calculated using the CECL impairment model) for financial guarantees in the scope of ASC 326. Under IFRS, according to IFRS 9, after initial recognition, the Group subsequently measures the financial guarantees at the higher of (1) the amount of the loss allowance and (2) the amount initially recognized less, when appropriate, the cumulative amount of income recognized in accordance with the principles of IFRS 15. Accordingly, the reconciliation includes a difference in financial guarantee to reduce the liabilities recorded.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (CONTINUED)

(All amounts in thousands, except for share, per share data)

(iii)	Lease accounting

Under U.S. GAAP, for operating leases, the amortization of the right-of-use assets and interest expense related to the lease liabilities are recorded together as lease expense to produce a straight-line recognition effect in the income statement. Operating lease expense is recorded in a single financial statement line item on a straight-line basis over the lease term, there is no amount recorded as interest expense, and the “interest” amount is used to accrete the lease liability and to amortize the right-of-use asset.

Under IFRS, lessees account for all leases like finance leases in ASC 842. The right-of-use asset is amortized to amortization expense on a straight-line basis, while the interest expense is recorded in connection with the lease liabilities on the basis that the lease liabilities are measured at amortized cost. Amortization and interest expense are required to be presented in separate line items by the lessee.

(iv)	Share-based compensation

1)	Awards with performance targets met after the service period

Under U.S. GAAP, a performance target that may be met after the requisite service period is complete, such as the fulfilment of a qualified successful IPO, is a performance vesting condition. The fair value of the award should not incorporate the probability of a performance condition vesting, but rather should be recognized only if the performance condition is probable of being achieved. The cumulative share-based compensation expenses for the share options that have satisfied the service condition were recorded in August 2020. Under IFRS, a performance target that may be met after the requisite service period is a non-vesting condition and is reflected in the measurement of the grant date fair value of an award, and share-based compensation expenses for the share options were recognized during the requisite service period based on the service conditions. Thus, share-based compensation expenses were recorded earlier under IFRS than under U.S. GAAP.

2)	Attribution – awards with graded-vesting features

For the options and RSUs granted to employees with service condition only, the share-based compensation expenses were recognized over the vesting period using straight-line method under U.S. GAAP. While under IFRS, the graded vesting method must be applied.

3)	Accounting for forfeitures of share-based awards

Under U.S. GAAP, companies make an entity-wide accounting policy election to account for award forfeitures as they occur or by estimating expected forfeitures as compensation cost is recognized, and the Group has chosen to account for forfeitures when they occur. Under IFRS, a similar policy election won’t be allowed, forfeitures must be estimated.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (CONTINUED)

(All amounts in thousands, except for share, per share data)

(v)	Issuance costs in relation to the IPO

Under U.S. GAAP, specific incremental issuance costs directly attributable to a proposed or actual offering of securities may be deferred and charged against the gross proceeds of the offering, shown in equity as a deduction from the proceeds.

Under IFRS, such issuance costs apply different criteria for capitalization when the listing involves both existing shares and a concurrent issuance of new shares of the Company in the capital market, and were allocated proportionately between the existing and new shares. As a result, the Group recorded issuance costs associated with the listing of existing shares in the profit or loss.

(vi)	Investments measured at fair value

Under U.S. GAAP, the investment without readily determinable fair values could elect an accounting policy choice. The Group elects the measurement alternative to record these equity investments without readily determinable fair values at cost, less impairment, and plus or minus subsequent adjustments for observable price changes.

Under IFRS, these investments were classified as financial assets at fair value through profit or loss and measured at fair value with changes in fair value recognized through profit or loss. Fair value changes of these long-term investments were recognized in the profit or loss.